Mail Stop 3561

October 3, 2008

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjing Province, China 150001

> **Re:** **Soko Fitness & Spa Group, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 5, 2008**
> **File No. 333-151563**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 29, 2008**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 333-132429**

Dear Mr. Liu:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Prospectus Summary, page 5

Recent Developments, page 5

1. It appears that you included the 2,575,000 shares of common stock Mr. Liu acquired directly from the former shareholders on the closing date in the 81,575,000 reacquired shares disclosed in the second paragraph on page 6. Please tell us whether you reacquired and reissued these shares. If so, please disclose that fact. If not, please revise to disclose that you reacquired 79,000,000 shares as opposed to 81,575,000 shares or tell us why a revision to your disclosure is not required. In addition, it appears that the shares of common stock Mr. Liu acquired directly from the former shareholders on the closing date are included in the 13,300,000 shares of common stock issued to the Wealthlink shareholders disclosed in the second paragraph on page 6. If so, please revise to disclose that

you issued 10,725,000 shares of common stock to the Wealthlink shareholders and that the Wealthlink shareholders held an aggregate of 13,300,000 shares of common stock after the transaction and after giving effect to the shares acquired directly by Mr. Liu. Otherwise, explain to us why a revision to your disclosure is not required. Finally, please revise the disclosure in Note 1 to your consolidated financial statements to the extent you revise your disclosure in Recent Developments.

2.   It appears from your disclosure that the former shareholders retained 425,000 shares in the reverse merger transaction. These shares appear to be included in the number of cancelled shares disclosed in the second paragraph on page 6. Please tell us why these shares are included in the number of cancelled shares or tell us how you derived the number of cancelled shares. Otherwise, please revise to disclose that 67,000,000 shares were cancelled and that the former shareholders hold 425,000 shares of common stock after the transaction. If you believe a revision to your disclosure is not required please tell us why. To the extent you revise your disclosure in Recent Developments, please similarly revise the disclosure in Note 1 to your consolidated financial statements.

3.   We note your disclosure in Note 13 to the financial statements regarding common stock purchase warrants issued to the placement agent in connection with the financing. Please revise your disclosure in the third paragraph on page 6 to disclose the warrants issued to the placement agent.

Prospectus cover page

4.   Please include a page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Risk Factors, page 7

5.   We note your response to comment seven in our letter dated July 8, 2008. Please ensure that you avoid boilerplate risks that could apply to any company. Please clearly explain how each specific risk applies to your company. For example, clarify what you mean when you refer to the company's "rapid" growth on page 8 and why such growth could present material risks to you. Similarly, on page 10, where you discuss the tax benefits you currently enjoy, please quantify the "significantly higher" amount that would result if the tax laws were revised. These examples are not exhaustive.

6.   We note your response to comment eight in our letter dated July 8, 2008. This risk factor still includes a bullet regarding "your ability to achieve revenue goals for partners to whom [you] guarantee minimum payments or pay distribution

fees." Please delete this bullet or disclose the material terms of these arrangements in an appropriate place in your prospectus. In this risk factor you also state that "advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns." In an appropriate place in your prospectus, please disclose why this is a risk to your business.

7. We note your response to comment 10 in our letter dated July 8, 2008. In the risk factor "We face risks associated with currency exchange rate fluctuations" on page 11, you disclose that "*many* of the transactions effected by our operating subsidiaries are denominated in the PRC's Renminbi." If not all of your transactions are denominated in Renminbi, please disclose in an appropriate place in your prospectus the other currencies for which you have currency exposure and the approximate amount of your transactions denominated in other currencies. If you have exposure to currency risk other than risks associated with fluctuations between the PRC Renminbi and the U.S. Dollar, please also revise this risk factor to include the additional currency risk.

8. In the risk factor "We may issue additional shares …" on page 12, you disclose that there are approximately 480,950,000 authorized but unissued shares. Please revise this disclosure to indicate how many shares are available for issuance, noting the number of shares issued and outstanding and the number of shares reserved for issuance upon the exercise of warrants, options or other rights to acquire your common stock. Please include all of the warrants included in Note 13 to your financial statements. Please also revise Item 15 to reflect the issuance of all of the warrants included in Note 13 to your financial statements.

Proposed Acquisitions, page 15

9. We note your revised disclosure on page 15 regarding the Tai Ai Agreement. Please disclose whether you have filed the registration certificate with the appropriate Chinese authorities and whether this acquisition is complete. If not, please disclose why you have not yet made the required filing and when you expect to make this filing.

   Your disclosure states that the agreement contemplates your "purchase of 100% of the interest of Tai Ai." Please expand your disclosure to describe in more detail the type of business to be acquired and, if this entity is now one of your subsidiaries, please update your disclosure throughout to give effect to this acquisition. We note your disclosure on page 19 under the heading "Liquidity and Capital Resources—Investments" that you invested $2.8 million in purchasing subsidiaries for your most recently completed fiscal year. Please also file the Tai Ai agreement as an exhibit to your registration statement.

Management's Discussion and Analysis or Plan of Operation, page 16

10. We note your response to comment 11 in our letter dated July 8, 2008. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please provide information about the quality and variability of your net income and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company; and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Background, page 16

11. We reviewed your response to comment 12 in our letter dated July 8, 2008. You state that you revised your disclosure as requested. However, we are unable to locate the revised disclosure. Accordingly, we reissue our previous comment. Please provide a more detailed discussion of the reverse acquisition and disposition disclosed under the heading "Recent Developments" on page 5 and the consolidation of the Queen Group entities disclosed in the description of business and organization note to your financial statements. Please also include an overview of your lines of business and types of revenue, your principal products and services and the agreements with the Queen Group entities that would facilitate a reader's understanding of your operations and financial condition and provide the context for your discussion and analysis of the financial statements included in the prospectus. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at http:/www.sec.gov/rules/interp/33-8350.htm.

Plan of Operation and Financing Needs, page 16

Plan of Operation, page 16

12.   We note the disclosure under the heading "Liquidity and Capital Resources—
        Investments" referenced in comment nine above as well as your disclosure under
        the heading "Capital Expenditures" on page 19 that "[o]n March 1, 2008, Mege
        Union … entered into an acquisition agreement with Shenyang Shengchao
        Management & Advisory Co., Ltd ("Shengchao") to acquire 51% of Shengchao's
        interest in Shenyang Letian Yoga Fitness Center ("Letian") [and that the] results
        of operations of Letian were included in the consolidated results of operations
        commencing March 1, 2008." If this entity is one of your consolidated
        subsidiaries, please revise your disclosure throughout the registration statement to
        give effect to this acquisition. Please revise your organizational chart on page 16
        and your branded stores chart on page 24 to reflect Letian or tell us why revisions
        are unnecessary. Lastly, please file the Letian acquisition agreement as an exhibit
        to your registration statement or tell us why you do not believe this is a material
        agreement.

13.   We note the disclosure in Note 1 to your financial statements on page F-8 that
        Legend SPA Co. is directly owned. Please revise your organizational chart on
        page 16 to reflect Legend SPA Co. or tell us why a revision is unnecessary.

14.   Under your direct ownership expansion model disclosure, you indicate that you
        have started the physical expansion program through construction of new
        facilities and the re-modification of existing facilities. Under the heading
        "Property" on page 28, you state that you are constructing one new facility in
        Harbin that you anticipate will be operated as a new beauty salon and fitness
        center. If you have only one new facility under construction and there are no
        existing facilities currently being remodeled, please revise your direct ownership
        expansion model to reflect the current status of your physical expansion program.

15.   In your description of franchising on page 17, you state that there will be re-
        modifications and re-staffing at franchised locations, albeit minimal. Please tell
        us whether you or your franchisee will incur those costs, considering your
        disclosure in the last paragraph under "Liquidity and Capital Resources" that you
        expect the franchise model will be your major expansion method and that you do
        not expect to incur capital expenditures in connection with this model.

16.   Please describe in more detail on page 17 the details of how your franchising will
        work. For example, please disclose how you expect to entice well-established and
        well-positioned beauty salons, spas and fitness centers to become your franchisee.
        You also should describe how you expect to structure the franchises, including

how you will generate revenue from your franchisees. Please explain how the network of beauty salons, spas and fitness centers is "sophisticated."

In addition, please describe in detail how you intend to implement your other expansion models. Although not intended as an exhaustive list, you should disclose with respect to your:

- Direct ownership expansion model, (1) how you identify sites, (2) how you assess the feasibility of a potential site, (3) how you finance the construction of facilities, equipment and inventory, and (4) how long this process typically takes;

- Luxury business expansion model, how this model is different from your direct ownership model and how you will generate revenue from this model; and

- Technology development, how this will expand your business and generate revenue when it appears that your revenue currently is generated through on-site beauty, spa, fitness and yoga services and programs.

17.   Please place in context the "Expansion Models Comparison" table you added at the bottom of page 17 by providing an introduction to this table that explains its purpose as well as the items noted in the left column. Also, please revise the presentation of this table so that is clear to investors whether the contents of the last five rows (beginning with "Provide business plans (BPs)" row) apply to all expansion models.

Financing Needs, page 18

18.   We reviewed the revisions to your disclosure in response to comment 16 in our letter dated July 8, 2008. You state that you believe your planned growth for the foreseeable future will be funded by existing cash reserves and incoming cash from operations. Please revise the discussion of your plans for growth to identify with more specificity the plans you anticipate implementing within the next fiscal year as compared to those you plan to implement over a longer term. Your discussion should provide a reader with some sense of the order of priority for implementation of the various plans you have outlined on page 17. For example, your revised disclosures might include information such as the number of wholly-owned locations of each type presently open, the number of new wholly-owned locations, by type, that you plan to open during the next year and the number, by type, that you plan to upgrade during the next year. You should provide similar disclosures for your proposed franchise, luxury and technology business plans. In addition, please provide a discussion of the amount you expect to expend within

the next fiscal year along with the risks and uncertainties associated with your plans that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. To the extent available, your longer term plans should be discussed as well.

Results of Operations, page 18

19.   We reviewed the revisions to your disclosure in response to comment 17 in our letter dated July 8, 2008. Your disclosure should be further enhanced to provide a reader with insight into developments in your business which caused the changes in the various line items in your financial statements. The revised disclosure should enable the reader to view the results of your operations through the eyes of your management. Please revise your discussion of changes in revenues, gross profit and operating expenses to sufficiently identify and quantify the effects of factors contributing to changes between periods. Please also discuss any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on net sales or income. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350. For example:

- quantify the increase in net sales from existing customers and new customers and discuss your trends in adding and losing customers;

- quantify the increase in net sales arising from increases in prices and increases in volume for each type of service or product;

- discuss material changes in net sales from membership fees and professional fitness, beauty salon and spa services and provide an analysis of the reasons for the changes;

- discuss and provide an analysis of gross profit margins from your products and services particularly with respect to higher margin products and services you refer to, including the reasons for the change in gross profit margins; and

- quantify the increase in salaries and benefits, sales commissions and occupancy costs and the growth in locations attributable to your expansion.

20.   Please include a discussion and analysis of other income and expenses and the provision for income taxes. The discussion should identify and quantify the nature of significant items included in other income and expenses and reasons for significant changes between the years presented.

Liquidity and Capital Resources, page 19

21.   We note that changes in operating assets and liabilities have a significant impact on cash provided by operating activities. Yet you only refer to a decrease in deposits to vendors as a significant working capital item in your discussion and analysis of operating cash flows and do not describe the causes for the decrease. Please include a discussion of the causes for significant changes in operating assets and liabilities for the years presented to the extent necessary to an understanding of your business and working capital requirements. Please refer to Item 303 of Regulation S-K.

22.   We note your response to comments 16 and 19 in our letter dated July 8, 2008 and your disclosure in the last two paragraphs under this heading. Please disclose your expected costs associated with the other expansion models noted under the heading "Plan of Operation" on page 16. Please also disclose the anticipated source of funds for the $3.7 million you anticipate incurring in fiscal 2009 associated with upgrading existing operations as well as any anticipated costs associated with your other expansion models.

23.   We note your response to comment 20 in our letter dated July 8, 2008. Note 10 to your financial statements indicates that you have three separate short-term loans, all maturing within the next six months. Please disclose the anticipated source(s) of repayment of these loans. Please also revise your disclosure under the heading "Financing" to reflect that the $2.5 million related to three short-term loans.

24.   Notes 3 and 6 to your financial statements indicate that you have deposits and advances with your suppliers totaling over $2.8 million at May 31, 2008. Please describe your practices and those in your industry for managing your working capital needs.

Critical Accounting Policies, page 20

25.   Your disclosure regarding critical accounting policies should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. The disclosure in critical accounting policies should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. Please revise to identify accounting estimates and assumptions that have a material impact on reported financial condition and operating performance. In your revised disclosure you should present an analysis of the uncertainties involved in applying critical accounting policies at a given time or the variability that is reasonably likely to result from their application over time. Refer to Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and
Results of Operations, Release No. 33-8350.

Business, page 23

Overview, page 23

26.   Note 15 to your financial statements states that "[o]n June 1, 2008, Queen Group
        closed one of its beauty salon stores in Harbin and decided to relocate it to a new
        location. The new store will also be changed name to Dafuyuan store … The new
        store is under decoration and its opening date is pending." Please update the
        graphic on page 24 to reflect this change or tell us why a revision is unnecessary.
        Please also revise your listing of properties on page 28 or tell us why a revision is
        unnecessary.

Services, Programs and Products, page 24

27.   We note your response to comment 24 in our letter dated July 8, 2008 and the
        table included on page 25 setting forth revenue by category. Please disclose the
        nature of the revenues you categorize as "Other" in this table. Please also revise
        Note 12 to your financial statements to include similar disclosure.

The Queen Group, page 25

28.   Please disclose the percentage of your total revenue for fiscal 2007 derived from
        the Queen Group.

29.   We reviewed the Queen Group agreements described under this heading and have
        the following comments:

        •   With respect to each of the agreements described this heading, we note that
            you filed a form of agreement and not the actual signed agreement. Please tell
            us if you have entered one or more of each of these agreements (*i.e.,* does each
            Queen Group branded store have its own set of agreements or does the Queen
            Group as a whole have one set of agreements) and whether the terms of each
            of these agreements differs materially from the form of such agreement filed
            as an exhibit to the registration statement.

        •   We note that the address for Mege Union is different from your address.
            Please tell us, with a view toward disclosure in your prospectus, why the
            address for your wholly-owned subsidiary, is different from your address and
            different from that of any of the properties you list under the heading
            "Property" on page 28.

- Consulting Services Agreement:

    - Please disclose what constitutes the consulting services fee.

    - Please tell us, with a view toward disclosure in your prospectus, the Existing Indebtedness subject to the provisions of Section 6.10.

    - We note that there are a number of circumstances set forth in Section 7.2 pursuant to which this Agreement may be terminated. For example, the Queen Group may terminate the Agreement if the business license or any other license or approval material for the business operations of Queen Group is terminated, cancelled or revoked. Given that 86% your revenue during fiscal 2008 was derived from the Queen Group entities, please tell us, with a view toward disclosure in your prospectus, what safeguards you have in place to ensure that these licenses are not terminated, cancelled or revoked.

- Option Agreement:

    - Please tell us, with a view toward disclosure in your prospectus, if an appraisal would be required under PRC law if party A exercised the Option under Section 1.3.1 on the date hereof.

    - Please tell us, with a view toward disclosure in your prospectus, the unpaid debt of the Queen Group disclosed to Mege Union pursuant to Section 3.4.

<u>Property, page 28</u>

30. We note your response to comment 32 in our letter dated July 8, 2008. Please disclose the projected completion date of the facility under construction in Harbin. Please also describe the nature of the re-modifications of existing facilities (referenced under the direct-own-model expansion model on page 17, the franchise expansion model on page 17 and on page 20 under the heading "Capital Expenditures"), identifying each facility, the extent of modifications, the accessibility to clients of the facility during such modifications and the projected completion of such work as well as any additional information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of these facilities.

Management, page 29

Executive Officers and Directors, page 29

31.   We note your response to comment 36 in our letter dated July 8, 2008. In Mr.
        Zhang's biography, please disclose that Hua-Mei 21st Century LLC is an affiliate
        of the company or, if you believe they should not be considered an affiliate of the
        company, tell us why. Refer to Item 401(e) of Regulation S-K.

Director Compensation, page 30

32.   Please file as an exhibit to your registration statement the agreement, if any,
        pursuant to which you granted options to Mr. Kory. Refer to Item 601(b)(4) of
        Regulation S-K.

Selling Stockholders, page 34

33.   We note your response to comment 40 in our letter dated July 8, 2008. Please file
        as exhibits to your registration statement any agreements pursuant to which you
        issued shares of your common stock to Etech International, Inc. and Sichenzia
        Ross Friedman Ference LLP or tell us why you do not believe they are material
        agreements. Refer to Item 601(b)(10) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 36

34.   We note your indication that prior to May 28, 2008, shares of your common stock
        traded very infrequently. Please state when your stock began quoting on the
        OTC-BB, if different from this date. Also, disclose how you arrived at the inter-
        dealer high price of $12.00 for your last quarter if your stock had not traded
        frequently prior to May 28, 2008.

Where You Can Find More Information, page 37

35.   We note your response to comment four in our letter dated July 8, 2008. When
        we attempted to review your website, we were redirected from
        www.sokofitness.com to http://www.idccenter.net/index02.htm, which had no
        content. Please tell us if you have an operational website.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

36.   We note that your auditors are located in New Jersey. It appears that the assets,
        liabilities, revenues and expenses relate primarily to operations located in the
        People's Republic of China. Please tell us how the audit of the operations in the
        PRC, including the associated assets and liabilities, was conducted. In your
        response please include a discussion of the following:

        • Whether another auditor was involved in the audit of the operations located in
          the PRC. If so, please tell us the name of the firm and indicate whether the
          firm is registered with the Public Company Accounting Oversight Board
          (PCAOB). Additionally, please tell us how your U.S. auditor assessed the
          qualifications of the other auditor and the other auditor's knowledge of U.S.
          GAAP and PCAOB Standards; and

        • Whether your U.S. auditor performed all of the required audit procedures
          within the United States or whether a portion of the audit was conducted by
          your U.S. auditor within the PRC.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

37.   We reviewed your response to comment 54 in our letter dated July 8, 2008 and
        the disclosure provided in the financial statements included in the Form S-1 filed
        June 10, 2008. It appears that the additional paid-in capital relates to the issuance
        of 10,000 shares of common stock on March 27, 2007. Please tell us why the
        capital contribution and subscription receivable were not recognized as of May
        31, 2007.

38.   Please tell us the nature of the adjustment to additional paid-in-capital upon
        recognition of goodwill.

Consolidated Statements of Cash Flows, page F-5

39.   We note that accounts payable, accrued expenses and other payables increased
        significantly during the most recent year. However, the changes in these balance
        sheet items resulted in a use of cash. Please tell us the significant items that
        account for the variance between the change in the balance sheet accounts and the
        amounts disclosed in cash flows from operating activities. If the variance is due
        to non-cash investing and financing activities, please disclose the information
        required by paragraph 32 of SFAS 95.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

40.   Please tell us how you accounted for the $300,000 cash payment to the
        shareholders of Wealthlink disclosed in the second paragraph. In addition, we
        note that you entered into a consulting agreement with Syed Idris Husain that
        required a $300,000 payment upon execution of the agreement. Please tell us
        how you are accounting for this agreement. In each case, please tell us the basis
        in GAAP for your accounting treatment.

41.   Reference is made to your disclosure in the first paragraph on page F-7 regarding
        your obligation to file a registration statement with respect to the shares and
        warrants acquired in the financing transaction. We note that the registration rights
        agreement filed as Exhibit 10.3 includes provisions for payment of liquidated
        damages. Please disclose the information about the registration payment
        arrangement required by paragraph 12 of FSP EITF 00-19-2.

Note 2. Summary of Significant Accounting Policies, page F-9

42.   We reviewed your response to comment 48 in our letter dated July 8, 2008.
        Please disclose the types of costs included in costs of sales and selling, general
        and administrative costs. Please also disclose the nature of the cost elements
        included in inventories. Refer to APB 22.

43.   We note your disclosure under the "Pension and Retirement Plans" heading on
        page 30 that your Chinese subsidiaries provide pension and retirement
        arrangements as required under Chinese law. Please disclose your accounting
        policies for these benefits and provide the disclosures required by SFAS 132(R).

Basis of presentation and consolidation, page F-9

44.   Please revise to disclose whether your consolidated financial statements also
        include Legend SPA Co. and Shenyang Letian Yoga Fitness Center.

Revenue Recognition, page F-11

45.   Please tell us the facts and circumstances that support your revenue recognition
        policy for non-refundable membership fees. We are particularly interested in
        understanding why one-half of non-refundable membership fees are recognized as
        revenue in the first month rather than over the estimated membership life on a
        straight-line basis. Please cite the authoritative literature that supports your
        accounting treatment and address the concepts in Question 1 of paragraph A.3.f.

of SAB Topic 13. Also, please tell us the estimated membership life used in recognizing the remaining one-half of membership fee revenue and why the membership life is considered an estimate.

Income Taxes, page F-12

46.   We reviewed your response to comments 50 and 53 in our letter dated July 8, 2008. It appears that you are basing your income tax calculations and disclosures entirely on your tax obligations in China. However, you are a U.S. corporation incorporated in Delaware and as such are subject to U.S. income taxes. Please explain to us why you have not recognized deferred tax assets and liabilities or income tax expense or benefit for U.S. income tax purposes. In addition, please revise your disclosure in Note 9 to disclose the information required by paragraphs 43 – 49 of SFAS 109 to the extent applicable to your facts and circumstances, particularly the reconciliation of the domestic federal statutory tax rate to the effective income tax rate.

Note 7. Investment Advance, page F-17

47.   Please explain to us in detail why the acquisition of Tai Ai was not complete for accounting purposes as of the date the purchase price was paid. In your response, please include an analysis of the facts and circumstances that support your accounting treatment, including a discussion of the advance payment and closing provisions in the acquisition agreement. Also discuss the implications of the requirement to file a registration certificate with the appropriate Chinese authorities as disclosed on page 15 under the "Proposed Acquisition" heading. In addition, discuss the principal terms of the acquisition agreement relating to the control and operation of the business from the date of the acquisition agreement and payment of the purchase price to the date the transaction is completed. Finally, please provide disclosures regarding the above matters, the specific actions that are required to complete the acquisition and the date you anticipate completing the acquisition. We may have further comment after reviewing your response and revised disclosure.

Note 8. Goodwill, page F-17

48.   Please provide a brief description of the acquired entity and the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51 of SFAS 141. Please also provide the pro forma information required by paragraph 54 of SFAS 141.

49.   Please tell us the process you followed to identify intangible assets that should be recognized apart from goodwill based on the recognition criteria in paragraph 39 of SFAS 141. Please specifically address those assets that meet the contractual-legal criterion and those that meet the separability criterion and the facts and circumstances that support a conclusion that intangible assets should not be recognized apart from goodwill. Please refer to the guidance in paragraphs A14 through A28 of SFAS 141.

50.   We assume that the difference between the acquisition cost disclosed in the first paragraph and the total consideration paid represents the direct costs of the transaction. If our assumption is correct, please disclose the direct costs of the acquisition included in the amount of total consideration paid. Otherwise, please tell us what the difference represents.

51.   It appears you should provide the audited financial statements of Letian and pro forma financial information showing the effects of the acquisition of Letian for at least the most recent fiscal year. Please provide us with your calculations to determine whether the acquisition of Letian met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X. If any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% please provide the financial statements of Letian for the periods specified in paragraph (c) of the rule and the pro forma financial information required by Rule 8-05 of Regulation S-X.

52.   It appears that you relied on an independent third party in determining the fair value of assets acquired and liabilities assumed in your acquisitions of Letian. Please tell us the nature and extent of the involvement of the independent third party in determining the fair values of net assets acquired and whether the independent third party is an expert within the meaning of the Securities Act. Please summarize the facts and circumstances supporting your conclusion and explain in detail why you are not required to name the independent third party as an expert and file the consent required by Item 601(b)(23) of Regulation S-K. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 13. Stockholders' Equity, page F-21

53.   We note that management deposited shares of common stock into escrow pursuant to the Escrow Agreement filed as Exhibit 10.6, and that the shares will be released upon achievement of performance criteria. It appears that these escrowed shares are subject to the accounting requirements of SFAS 123(R). Please tell us how you are accounting for the escrow arrangement and why your accounting treatment complies with SFAS 123(R). If you believe that the escrow

arrangement is not a share-based payment transaction within the scope of SFAS 123(R), please tell us why. Please cite the basis in GAAP for your position.

A. Issuance of Common Stock, page F-21

54.   Based on information disclosed in recent developments on page 5, it appears that you should disclose that you issued 10,725,000 shares of common stock to the Wealthlink shareholders and that your chief executive officer acquired 2,575,000 shares from the former stockholders in connection with the share exchange transaction. Also, it appears that you included the 425,000 shares of common stock retained by the former stockholders in the number of shares of common stock issued to the placement agent. Please revise or advise.

55.   Please disclose how the net proceeds arising from the issuance of the shares of common stock in the private placement were derived. In this regard, please disclose the items and amounts recognized as reductions of the gross proceeds.

B. Warrants, page F-21

56.   Please tell us the basis for your conclusion that the cashless exercise provision contained in the investor common stock purchase warrant agreements requires liability classification of the instruments. Also tell us the results of your assessments of the liquidated damages provision in Section 2(d)(i) and the buy-in provision in Section 2(d)(iv) of the common stock purchase warrant agreement in your analysis of the classification of the investor warrants. Provide the basis for your conclusions. In addition, tell us the differences between the significant terms of the warrants issued to the placement agent and the warrants issued to investors, including settlement terms, and the basis for classifying the warrants issued to the placement agent as permanent equity. In your response, please provide the facts and circumstances that support your accounting treatment of the investor warrants and placement agent warrants in light of the guidance in EITF 00-19 and SFAS 150. Finally, we note you incorporated by reference as Exhibit 10.5 the form of warrant agreement. Please also file the warrant agreement in respect of the warrants issued to the placement agent as an exhibit to your registration statement.

57.   We note your disclosure of the fair values of the warrants issued to the private investors and the placement agent outstanding as of June 2008 presented on page F-22. Please revise to: (i) disclose the status of the warrants as of May 31, 2008; (ii) clarify whether the fair values represent fair values on the dates of issuance of the warrants or as of the balance sheet date; (iii) disclose the fair value of investor warrants classified as a liability as of May 31, 2008; and (iv) provide the disclosures required by SFAS 129 and paragraph 50 of EITF 00-19 or SFAS 150,

as applicable. In addition, please disclose how the warrants issued to the placement agent are classified in the financial statements. Finally, please tell us why the fair value of the warrant liability did not change between the date of issuance of the investor warrants and the most recent balance sheet date.

Note 15. Commitments and Contingencies, page F-23

58.   Please disclose rent expense for each year presented, with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16.b. of SFAS 13.

59.   We note that certain agreements filed as exhibits to the registration statement include indemnification provisions. We also note that you have agreed to guarantee the obligations of the VIEs. Please disclose the information required by paragraph 13 of FIN 45 or tell us why the indemnifications and guarantees are not within the scope of FIN 45. Please also tell us whether you considered the indemnification provisions when you determined that you have no off-balance sheet arrangements.

Item 16. Exhibits, page II-2

60.   We note your response to comment 57 in our letter dated July 8, 2008. In addition to the agreements noted elsewhere in this letter, please file as exhibits to your registration statement the lease agreements between the company and Mr. Liu for the Harbin Daoli Queen Demonstration Beauty Parlor and the Harbin Queen Beauty Demonstration Center. Refer to Item 601(b)(10) of Regulation S-K.

61.   We note that references to the exhibits filed in your current report on Form 8-K filed April 17, 2008 and incorporated by reference are incorrect. Please revise.

Item 17. Undertakings, page II-3

62.   Please revise your undertakings to track precisely the language required by Item 512 of Regulation S-K.

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2008

General

63.   Please address the comments above to the extent applicable.

Item 9A. Controls and Procedures, page 31

Disclosure Controls and Procedures

64.   Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Management's Annual Report on Internal Control over Financial Reporting

65.   We understand that you requested and were granted relief from the requirement to provide an assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Your current disclosure appears to indicate that you did not perform an assessment because you have not developed the level of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. Please tell us why you believe your present disclosure is appropriate under the circumstances or consider revising your disclosure to state that you did not perform an assessment of your internal control over financial reporting because the short time period between the date of the merger transaction and your year-end did not allow sufficient time for performance of the assessment.

Exhibits 31.1 and 31.2

66.   Please revise the certifications to eliminate the titles of the Chief Executive Officer and the Chief Financial Officer from the first sentence of the certifications. The officers' respective titles should only be included under their signatures. Please also revise the certifications to use the exact wording set forth in Item 601(b)(31) of Regulation S-K. For example, revise paragraphs 4 and 5 to include "the registrant's other certifying officer(s) and" at the beginning of the paragraphs and revise paragraph 4(d) to refer to the "registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report)" as opposed to the registrant's fourth quarter of fiscal 2007.

Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

67.   We reviewed your response to comment 63 in our letter dated July 8, 2008. We understand from our discussions with your legal counsel that you now intend to amend the filing in response to our comment and our supplemental letter dated July 28, 2008 to include management's report on internal control over financial reporting and to revise your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the year. Please do so.

* * * * *

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William Uchimoto, Esq.
        Buchanan, Ingersoll & Rooney, PC
        (215) 665-8760